株式会社 日本格付研究所



信用格付の種類と記号の定義

最終更新日:2014 年 1 月 6 日

1. 信用格付の対象となる事項の区分及びその細目

格付対象の区分	
コーポレート等	次に掲げる法人等の信用状態又は当該法人等が発行する金融商品の信用状態（資産証券化商品及びその他のストラクチャード・ファイナンス商品等を除く。） ① 一般事業法人等 ② 金融法人等 ③ パブリックセクターの法人等 ④ 医療機関・学校法人等 ⑤ 国（ソブリン）及び海外準ソブリンの法人等
ストラクチャード・ファイナンス商品等	次に掲げるものの信用状態 ① 資産証券化商品 ② その他ストラクチャード・ファイナンス商品等として次に掲げるもの 　・投資法人及び当該法人が発行する有価証券又は当該法人に対する資金の貸付け 　・ABCP プログラム（銀行フルサポート型に限る。） 　・リパッケージ商品（シングルクレジットの金融商品であって、原資産の信用状態が当該金融商品の信用状態と実質的に同一であると認められる場合に限る。） 　・プロジェクト・ファイナンスに係る法人及び当該法人が発行する有価証券又は当該法人に対する資金の貸付け 　・船舶金融に係る法人及び当該法人が発行する有価証券又は当該法人に対する資金の貸付け 　・その他上記に類するもの

2. コーポレート等の信用格付の種類と記号の定義

(1) 債務不履行の定義

　　「債務不履行」とは、金融債務の元利金支払が当初約定通りに履行されない状態を指します。これには、債務者について、破産、会社更生、民事再生、特別清算といった法的手続きが申立てられる等、元利金支払が当初約定通りに履行されることが不可能と判断される状態も含まれます。

http://www.jcr.co.jp



(2)　長期発行体格付

AAA	債務履行の確実性が最も高い。
AA	債務履行の確実性は非常に高い。
A	債務履行の確実性は高い。
BBB	債務履行の確実性は認められるが、上位等級に比べて、将来債務履行の確実性が低下する可能性がある。
BB	債務履行に当面問題はないが、将来まで確実であるとは言えない。
B	債務履行の確実性に乏しく、懸念される要素がある。
CCC	現在においても不安な要素があり、債務不履行に陥る危険性がある。
CC	債務不履行に陥る危険性が高い。
C	債務不履行に陥る危険性が極めて高い。
LD	一部の債務について約定どおりの債務履行を行っていないが、その他の債務については約定どおりの債務履行を行っていると JCR が判断している。
D	実質的にすべての金融債務が債務不履行に陥っていると JCR が判断している。

AA から B までの格付記号には同一等級内での相対的位置を示すものとして、プラス（+）若しくはマイナス（−）の符号による区分を付す。

(a) 長期発行体格付は、債務者（発行体）の債務全体を包括的に捉え、その債務履行能力を比較できるように等級をもって示すものです。

(b) 保険金支払能力に対する格付についても上記記号で表します。

(3)　長期個別債務格付

AAA	債務履行の確実性が最も高い。
AA	債務履行の確実性は非常に高い。
A	債務履行の確実性は高い。
BBB	債務履行の確実性は認められるが、上位等級に比べて、将来債務履行の確実性が低下する可能性がある。
BB	債務履行に当面問題はないが、将来まで確実であるとは言えない。
B	債務履行の確実性に乏しく、懸念される要素がある。
CCC	現在においても不安な要素があり、債務不履行に陥る危険性がある。
CC	債務不履行に陥る危険性が高い。
C	債務不履行に陥る危険性が極めて高い。
D	債務不履行に陥っていると JCR が判断している。

AA から B までの格付記号には同一等級内での相対的位置を示すものとして、プラス（+）若しくはマイナス（−）の符号による区分を付す。

(a) 長期個別債務格付は、期限 1 年を超える債務が履行される確実性を比較できるように等級をもって示すものです。

(b) 個別債務格付では、債務が約定どおり履行される確実性を評価した上で、回収可能性の点で他の債務と差異があると判断した場合は、投資家への注意喚起の意味から、発行体格付との間にノッチ差をつけることがあります。

(c) 長期個別債務格付の対象には、債券、発行プログラム（ミディアム・ターム・ノート・プログラム等）等、発行者が負う個別の債務を含みます。

(d) 優先株等、ハイブリッド証券に対する格付についても上記記号で表します。



(4) 短期発行体格付

J−1	短期債務履行の確実性が最も高い。「J−1」の中でも特に短期債務履行の確実性の高いものについては「J−1+」で表す。
J−2	短期債務履行の確実性は高いが、J−1 より若干劣る。
J−3	短期債務履行の確実性は認められるが、環境の悪化による影響を被りやすい。
NJ	上位等級より、短期債務履行の確実性が劣る。
LD	一部の債務について約定どおりの債務履行を行っていないが、その他の債務については約定どおりの債務履行を行っていると JCR が判断している。
D	実質的にすべての金融債務が債務不履行に陥っていると JCR が判断している。

(a) 発行体格付は、債務者（発行体）の債務全体を包括的に捉え、その債務履行能力を比較できるように等級をもって示すものです。このうち、期限 1 年以内の債務に対する履行能力を評価したものを短期発行体格付としています。

(5) 短期個別債務格付

J−1	短期債務履行の確実性が最も高い。「J−1」の中でも特に短期債務履行の確実性の高いものについては「J−1+」で表す。
J−2	短期債務履行の確実性は高いが、J−1 より若干劣る。
J−3	短期債務履行の確実性は認められるが、環境の悪化による影響を被りやすい。
NJ	上位等級より、短期債務履行の確実性が劣る。
D	債務不履行に陥っていると JCR が判断している。

(a) 短期個別債務格付は、期限 1 年以内の債務が履行される確実性を比較できるように等級をもって示すものです。
(b) 短期個別債務格付の対象には、コマーシャル・ペーパー・プログラム（電子 CP を含む）等、発行者が負う個別の債務を含みます。

3. ストラクチャード・ファイナンス商品等の信用格付の種類と記号の定義

ストラクチャード・ファイナンス商品等の信用格付の種類と記号の定義も上記に準じます。投資法人等の格付では、発行体格付と個別債務格付が用いられます。

4. 予備格付

予備格付とは、格付対象の重要な発行条件が確定していない段階で予備的な評価として付与する信用格付です。発行条件が確定した場合には当該条件を確認し改めて信用格付を付与しますが、このような信用格付を本格付ということがあります。発行条件の内容等によっては、本格付の水準は予備格付の水準と異なることがあります。

5. 非依頼信用格付（p 格付）

非依頼信用格付とは、債務者（発行体）からの依頼によらず付与する信用格付です。非依頼信用格付は当該発行体の了解を得た上で付与し、付与した場合はこれを遅滞なく公表します。その場合、格付記号に p 記号を付加することにより、発行体の依頼に応じて付与されたものでないことを明らかにします。非依頼信用格付を付与する場合であっても、原則として、通常の依頼信用格付の場合と同様なプロセス、情報及び格付方法に基づいて信

http://www.jcr.co.jp



用格付を付与します。ただし、発行体とのインタビューの実施又は非公表情報の入手が一部又は全部不可能な場合であっても、用いられる情報について十分な品質を確保できる場合、発行体の依頼によらず信用格付を付与します。国に対する信用格付については、当該国の了解を得ず付与することがあります。また、国に対する信用格付には、依頼によらず付与し公表する場合であっても、格付記号に p 記号を付加しませんが、この場合は非依頼信用格付である旨を公表に際し表示します。

6. 格付の見通し

「格付の見通し」は、発行体格付又は保険金支払能力格付が付与の後 1〜2 年の間にどの方向に動き得るかを示すもので、「ポジティブ」、「安定的」、「ネガティブ」、「不確定」「方向性複数」の 5 つからなります。

今後格上げの方向で見直される可能性が高ければ「ポジティブ」、今後格下げの方向で見直される可能性が高ければ「ネガティブ」、当面変更の可能性が低ければ「安定的」となります。

ごくまれに、格付の見通しが「不確定」又は「方向性複数」となることがあります。格上げと格下げいずれの方向にも向かう可能性がある場合に「不確定」となり、個別の債券や銀行ローンの格付、発行体格付等が異なる方向で見直される可能性が高い場合には「方向性複数」となります。

なお、格付の見通しが「ポジティブ」、「ネガティブ」、「不確定」、又は「方向性複数」となっていても、それは信用格付が将来必ず変更されることを意味しません。また同様に、格付の見通しが「安定的」となっていても、格付の見通しの事前の変更なしに信用格付が変更されることがあります。

7. クレジット・モニター

発表した信用格付につき、大きな事故、合併、訴訟、行政措置、大幅な業況の変化、資本増強等、重大な事象が発生し又は見込まれるため、格付変更の可能性があるが格付判断に当り当該事象に関連する追加的な情報の入手や分析が必要と判断した場合には、クレジット・モニターの対象とし随時信用格付の見直し作業を行うとともに、その旨を「クレジット・モニターの対象とした」と発表します。クレジット・モニターの対象となった信用格付には、それが解除となるまで格付記号の前に「#」が付けられます。

クレジット・モニターの対象となった全ての信用格付について「見直し方向」が付記されます。「見直し方向」はクレジット・モニターの対象となった信用格付がどの方向で見直されるかを示すもので、「ポジティブ」、「ネガティブ」、「方向性不確定」の 3 つからなります。格上げの方向で見直される場合には「ポジティブ」、格下げの方向で見直される場合には「ネガティブ」、格上げと格下げいずれの方向にも向かう可能性がある場合に「不確定」となります。

クレジット・モニターの解除は通常、原因となった事象につき格付判断に必要な情報の入手や分析が完了した時点で行います。解除までの期間は通常、比較的短期間です。ただし、株主又は規制当局による合併の承認等、特定の条件の成就を確認することが格付判断のために重要とみられる場合、当該確認の後に解除を行うことになるため、解除までの期間が長期間にわたることがあります。

なお、信用格付がクレジット・モニターの対象となっていても、それは信用格付が将来必ず変更されることを意味しません。また同様に、信用格付は事前にクレジット・モニターの対象とされることなしに変更されることがあります。

8. 信用格付の「保留」「撤回」について

信用格付の見直しを行うのに必要な情報の入手が困難あるいは不可能となった場合等、客観的な情勢に重大な変化が生じ信用格付の見直しが一時的に困難あるいは不可能と判断される場合には信用格付を「保留」とします。保留はあくまで一時的な措置であり、要因となった事象の解消の見込みが立たない場合、信用格付は「撤回」とします。



　情報提供について債務者（発行体）からの協力が得られない場合等、客観的な情勢に重大な変化が生じ将来にわたって信用格付の見直しが不可能と判断される場合は信用格付を「撤回」とします。また、発行体の倒産手続その他の事情により、信用格付の付与を継続する意義が小さくなったと判断される場合や、法令等遵守上の必要が生じた場合、営業上やむを得ない事情が生じた場合に信用格付を「撤回」とすることがあります。信用格付の依頼人から撤回の申し出を受けこれを受諾した場合も信用格付を「撤回」とします。

　なお、信用格付の対象が満期償還、期限前償還、発行登録の取下げ、予備格付から本格付への移行等に伴い存在しなくなった場合、信用格付は撤回を待たず消滅します。

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